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WESTERN FOREST PRODUCTS INC.
435 Trunk Road
Duncan, British Columbia
Canada V9L 2P9
Telephone: 250 748 3711
Facsimile: 250 748 6045

WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE TSX: WEF

Western Forest Products Confirms Mailing of Notice and Redemption Amount for U.S. $221 million
15% Secured Bonds

Vancouver, February 14, 2006 – Western Forest Products (TSX: WEF) confirms its February 6, 2006 announcement that the Redemption Notice to holders of its US$221 million 15% Secured Bonds due 2009 was issued on February 8, 2006. The existing secured bonds will be redeemed on March 10, 2006 for US$1,142.33 for each US$1,000.00 principal amount of secured bonds, being equal to the aggregate of (i) redemption price US$1,075.00, (ii) interest deferred from June 30, 2005 of US$37.50, and (iii) all accrued and unpaid interest thereon of US$29.83.

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Western Forest Products
Western is an integrated Canadian forest products company and currently the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, and value-added remanufacturing. Over 95% of Western’s logging is conducted on government owned timberlands in British Columbia. All of Western’s operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in over 25 countries worldwide. Following the completion of Western’s previously announced acquisitions of Cascadia Forest Products Ltd. and Tree Farm Licence 37, both of which are subject to regulatory approval and expected to close in the first quarter of 2006, Western expects to be the largest Coastal woodland operator and lumber producer with an Annual Allowable Cut of approximately 7.7 million cubic meters and lumber capacity in excess of 1.5 billion board feet. The final pulp production run at the Squamish pulp mill on January 26, 2006 followed by its closure on March 9, 2006 will also result in the Company exiting the pulp business.

Forward Looking Statements
This press release contains forward-looking statements or forward-looking information within the meaning of applicable securities laws. Those statements or information would include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “will”, “should”, “may” and similar words and phrases. Readers are cautioned that any such forward-looking statements or information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements or information as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western’s products, industry production levels, the ability of Western to execute its business plan and misjudgments in the course of preparing forward-looking statements or information. The information contained under the “Risk Factors” section of Western’s Annual Information Form, the “Risk Factors” section of Western’s Form 20-F/A, and Western’s Final Prospectus dated January 31, 2006 identifies important factors that could cause such differences. All written and oral forward-looking statements or information attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements or information as conditions change.

Contacts:
For further information, please contact:

Reynold Hert (250) 715-2207 President & CEO	Paul Ireland (250) 715-2209 CFO